Exhibit 99.1

E-COMMERCE CHINA DANGDANG INC. ANNOUNCES SHAREHOLDERS VOTE TO APPROVE GOING PRIVATE TRANSACTION

Beijing, China, September 12, 2016 — E-Commerce China Dangdang Inc. (NYSE: DANG) (the “Company” or “Dangdang”), a leading business-to-consumer e-commerce company in China, today announced that the Company’s shareholders voted in favor of, among others, the proposal to authorize and approve (i) the previously announced agreement and plan of merger (the “merger agreement”) dated May 28, 2016 by and among Dangdang Holding Company Limited (“Parent”), Dangdang Merger Company Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent after the merger (the “merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached to the merger agreement (the “plan of merger”), and (iii) the transactions contemplated by the merger agreement, including the merger.

Approximately 97.7% of the voting rights of the shares voting in person or by proxy were voted in favor of the proposal to authorize and approve the merger agreement, plan of merger and the transactions contemplated by the merger agreement, including the merger. A two-thirds majority of the voting power represented by the shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the merger.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, the Company will become a privately held company and its American depositary shares will no longer be listed on the New York Stock Exchange.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions, including the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Schedule 13E-3 and the proxy statement filed by the Company. Further information regarding the risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang’s nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

For more information, please contact:

Ye Ji

Investor Relations

E-Commerce China Dangdang Inc.

Phone: +86-10-5799-2306

E-mail: ir@dangdang.com

Elaine Ketchmere, CFA

Compass Investor Relations

+1-310-528-3031

Email: eketchmere@compass-ir.com